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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-066432

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Santander International Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 East 53rd Street, 16th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Phil Leone (212) 835-5315
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 18 2013
13 REGISTRATIONS BRANCH

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).

SEC 1410 (6-02)

KW 3/27

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Santander International Securities, Inc.

We have audited the accompanying statement of financial condition of Santander International Securities, Inc. (formerly Banesto Securities, Inc.; the "Company"), as of December 31, 2012, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Santander International Securities, Inc. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 8, 2013

SANTANDER INTERNATIONAL SECURITIES, INC.
(FORMERLY KNOWN AS BANESTO SECURITIES, INC.)
(A Wholly Owned Subsidiary of Banco Santander International)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$ 11,202,177
Receivable from clearing organization	798,523
Securities owned	345,030
Income tax receivable	83,632
Deferred tax asset	1,015,852
Other assets	39,914
TOTAL ASSETS	$ 13,485,128

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Securities sold, not yet purchased	$ 123,849
Deferred income	2,153,613
Payable to parent	612,981
Liability for unrecognized tax benefits	666,877
Accrued expense and other liabilities	472,223
Total liabilities	4,029,543
STOCKHOLDER'S EQUITY:	
Common stock ($.01 par value, 10,000 shares authorized, issued and outstanding)	100
Additional paid-in capital	2,299,900
Retained earnings	7,155,585
Total stockholder's equity	9,455,585
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 13,485,128

See notes to statement of financial condition

1. ORGANIZATION

Santander International Securities, Inc. (formerly known as Banesto Securities, Inc.) (the "Company") was organized in October 2003 under the laws of the State of Delaware and is a wholly-owned direct subsidiary of Banco Santander International (the "Parent"). The Company's ultimate parent is Banco Santander, S.A., a Spanish banking institution. The Parent is an Edge Act banking corporation organized under Section 25(a) of the Federal Reserve Act.

Prior to July 2012, the Company was wholly-owned by Hualle, S.A. which is a wholly-owned subsidiary of Banco Español de Crédito, S.A. whose ultimate parent is Banco Santander, S.A. As a result of a reorganization of certain subsidiaries of Banco Santander, S.A., Hualle, S.A. sold its shares of capital stock of the Company to Banco Santander, S.A. Banco Santander, S.A. contributed all of its rights, title and interest in the shares of the Company to the Parent in exchange for shares of the Parent.

The Company is registered as a broker dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's principal business activity is brokering foreign and domestic equity, fixed income securities and unregistered offerings in the form of a private placement. All securities transactions are cleared through an unaffiliated clearing broker, Pershing LLC on a fully-disclosed basis and, accordingly, the Company does not carry any customer accounts nor perform custody functions relating to its customers. The Company also undertakes trading as a riskless principal in facilitating its customers' transactions.

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("U.S. GAAP"). The following summarizes the more significant of those policies:

Cash and Cash Equivalents — The Company defines cash equivalents to be highly liquid investments with original maturities of 90 days or less. The majority of the cash and cash equivalents balance at December 31, 2012 is held at Bank of America.

Administrative Fees and Commission Income — Administrative fees, based upon a schedule of rates, are charged to clients for maintaining their portfolios at the clearing broker, Pershing LLC. Commission income arises from acting as agent when purchasing or selling securities for clients.

Brokerage Transactions — The Company provides brokerage services to its clients in the form of either agency or riskless principal transactions.

Agency Commissions — In agency transactions, the Company charges commissions for executing transactions between buyers and sellers.

Principal Transactions — Principal transactions revenue is primarily derived from matched principal transactions wherein the Company simultaneously agrees to buy instruments from one customer and sell them to another customer. The Company earns revenue from principal transactions on the spread between the buy and sell price of the instrument that is brokered. In the normal course of its business, the Company does not hold security positions overnight.

Deferred Income — The Company, as an intermediary for its clients, subscribed to debt instruments issued by an affiliate. These instruments issue semi-annual interest payments and have put option redemption provisions. Clients may elect early redemption if notice is provided at least fifteen days prior to each coupon payment date. If this put option is exercised, the Company is required to repay to the issuer a pro-rata portion of the commission received. Since the fee collected by the Company on these securities is subject to refund, the Company defers revenue recognition and revenue is recognized over the contractual term of the securities as the put options expire.

Securities Owned and Securities Sold, Not Yet Purchased — Security transactions and the related revenues and expenses are recorded on a trade date basis. Securities owned and securities sold, not yet purchased, consist primarily of debt or equity securities and are recorded at fair value.

Pershing LLC proprietary accounts are not utilized by the Company for "book" trading purposes. Positions, be they long or short, appear in the account due to exceptions in the settlement process, either due to counterparty difficulties or due to Pershing LLC's internal procedures for trade settlement.

Receivable from Clearing Organization — Receivable from clearing organization consists of required deposits of cash and cash equivalents with Pershing LLC. In addition to required deposits, receivable from clearing brokers also includes balances due from the clearing organization related to the collection of certain brokerage revenues on the Company's behalf. As of December 31, 2012, $798,523, including $100,000 in required clearing deposits, is due from Pershing LLC.

Fair Value of Financial Instruments — Presented below is a brief summary of the significant management estimates relating to the fair value of financial instruments:

Cash and Cash Equivalents — The recorded amounts of cash and cash equivalents approximate fair value due to the short-term nature of these instruments.

Securities Owned and Securities Sold, Not Yet Purchased — Securities owned and securities sold, not yet purchased are carried at fair value. Fair values are based on quoted market prices or dealer quotes.

Other Assets and Liabilities — Substantially all of the Company's other assets and liabilities, such as receivables and payables, are carried at amounts that approximate fair value.

Income Taxes — The Company utilizes the asset and liability method to account for income taxes. Deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of enacted tax laws. Deferred income tax provisions and benefits are based on the changes in the deferred asset or liability from period to period. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Use of Estimates — The presentation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition.

Provisions — Management evaluates the need to provide for operational losses that may occur in the ordinary course of business.

3. TRANSACTIONS WITH RELATED PARTIES

In the normal course of business, the Parent provides services to the Company. The Parent and the Company have a service agreement whereby the Parent provides personnel, premises, and operational support services to the Company. Prior to the change in the Company's ownership, as discussed in Note 1, Banco Español de Crédito, S.A., New York Branch, provided these services to the Company under a service agreement.

The Company along with other affiliates participates in benefit plans managed by an affiliate.

As of December 31, 2012, the Company had $604,246 and $612,981 in cash balances held by the Parent and in payables to Parent, respectively.

4. FAIR VALUE MEASUREMENTS

The Company values its financial assets and liabilities that are measured at fair value in accordance with the three-tier value hierarchy that prioritizes the observable and unobservable inputs used to measure fair value as follows:

Level 1 — Valuation for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also included U.S. Treasury and federal agency securities traded by dealers or brokers in active markets. Valuations are obtained from quoted prices (unadjusted) in active markets for identical assets or liabilities at the reporting date.

Level 2 — Valuations for assets and liabilities traded in less active dealer or broker. Level 2 valuations are obtained from quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; quotes from pricing services or brokers for which the Company can determine that orderly transactions took place at the quoted price or that the inputs used to arrive at the price are observable; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

Level 3 — Valuations for assets and liabilities not based on market exchange, dealer, or broker-traded transactions. Level 3 valuations are derived from other valuation methodologies, including discounted cash flow models and similar techniques, and incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

When the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety: for example, a Level 3 fair value measurement may include inputs that are observable (Level 1 and Level 2) and unobservable (Level 3). Therefore, gains and losses for such assets and liabilities categorized within the Level 3 table below may include changes in fair value that are attributable to both observable inputs (Level 1 and Level 2) and unobservable inputs (Level 3).

A review of fair value hierarchy classifications is conducted at least on an annual basis. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities. Reclassifications affecting Level 3 of the fair value hierarchy are reported as transfers in/out of the

Level 3 category as of the beginning of the year in which the reclassifications occur. There have been no transfers that occurred during 2012.

The Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012, is as follows:

2012	Level 1	Level 2	Level 3	Total
Assets — securities owned U.S. corporate obligations	$ -	$345,030	$ -	$345,030
Liabilities — securities sold, not yet purchased Sovereign debt	$ -	$123,849	$ -	$123,849

Financial Instruments Not Recorded at Fair Value — Descriptions of the valuation methodologies and assumptions used to estimate the fair value of financial instruments not recorded at fair value are described in Note 2, Significant Accounting Policies. There were no significant changes in these methodologies or assumptions during 2012.

5. INCOME TAXES

The components of deferred tax assets as of December 31, 2012, are as follows:

Deferred tax asset:	
Deferred sales commissions	$ 781,383
Other	234,469
Total deferred tax assets	$1,015,852

The management of the Company continuously assess the likelihood that it is more likely than not that the deferred tax assets generated by the Company will be realized. In making such determination, all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, if any, projected future taxable income, and recent operations, are considered. In the event that management were to determine that the deferred income tax assets would not be realized in the future for an amount in excess of the net recorded amount, the valuation allowance and provision for income taxes would be adjusted. There was no valuation allowance required as of December 31, 2012. The Company's policy on classification of interest and penalties related to uncertain tax positions is that such interest and penalties are classified as income taxes in the statement of financial condition.

The deferred tax asset at December 31, 2012 of $234,469 is representative of the federal effect of the unrecognized tax benefit. The unrecognized tax benefit of $666,877 as of December 31, 2012, if recognized would increase the effective tax rate.

The Company's tax returns not subject to examinations by major jurisdictions are for tax years prior to 2007.

6. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's activities involve execution of various securities transactions as agent. These activities may expose the Company to risk in the event counterparties are

unable to fulfill contractual obligations. The Company's counterparties include its customers and other brokers and dealers.

The Company may be exposed to a risk of loss not reflected in the statement of financial condition for securities sold, not yet purchased, should the value of such securities rise. Further, the Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event customers are unable to fulfill contractual obligations.

The Company's customer securities activities are transacted only on a cash basis. The Company does not extend credit to its clients. If clients wish to borrow using their portfolios as collateral, they generally borrow from the Parent, thereby allowing customers credit facilities through the Parent. In cases where a client wishes to borrow using their portfolio as collateral, the Company, its clearing broker and the Parent sign certain agreements under which the client's portfolio is collateralized to the Parent. This arrangement does not place any regulatory or capital requirements on the Company.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) ("the Rule") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the basic method permitted by the Rule which requires that the Company maintain minimum net capital as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness. At December 31, 2012, the Company has net capital of $8,113,166, which is $7,852,787 in excess of required minimum net capital of $260,379 and its ratio of aggregate indebtedness to net capital was .48 to 1.

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k) (2) (i) and, therefore, is required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers." All customer transactions are cleared through another broker dealer on a fully disclosed basis pursuant to the exemptive provision under sub-paragraph (k) (2) (ii).

The Company follows the guidance prescribed in a SEC No-Action Letter (the "Letter"), dated November 3, 1998, which allows introducing broker dealers to include assets in the proprietary account of an introducing broker dealer ("PAIB assets") as allowable assets in their net capital computations, providing the clearing broker dealer establishes a separate reserve account for PAIB assets in accordance with SEC Rule 15c3-3, and both the introducing broker dealer and the clearing broker dealer enter into a written agreement in accordance with the Letter.

8. COMMITMENTS AND CONTINGENCIES

Litigation — Various lawsuits, claims, and proceedings may be instituted or asserted against the Company relating to the conduct of its business. Management evaluates each contingent matter separately. A loss is recorded if probable and reasonably estimable. Management establishes reserves for these contingencies at its "best estimate," or, if no one number within the range of possible losses is more probable than any other, the Company records an estimated reserve at the low end of the range of losses. As of December 31, 2012, there were no pending legal actions against the Company.

Guarantees — The Company performs securities execution on behalf of its clients for whom it commits to settle with the applicable clearinghouse or broker dealer. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, the potential for the Company to be required to make unreimbursed payments under these arrangements is

remote due to the contractual requirements associated with clients' activity. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

Regulatory Matter — The Company, as a registered broker dealer, is subject to laws, rules and regulations imposed by regulatory agencies and other governing bodies. As such, the Company is subject to periodic examinations and inquiries concerning compliance with such laws and regulations. Since 2011, the Company has been subject to an inquiry by a regulatory agency. Subsequent to December 31, 2012, the Company was informed by the regulator that a resolution of such inquiry could require the payment of fines and/or restitution. Depending on the range of the amounts of any such fines and/or restitution, the resolution may have a material impact on the Company. The outcome of this matter cannot be determined. Management does not consider it necessary to make any provision in the statement of financial condition in relation to this regulatory inquiry, given that currently, it has neither conceded liability nor determined a probable amount that would be owed in settlement of such inquiry.

9. SUBSEQUENT EVENT

Events occurring subsequent to the date of the balance sheet have been evaluated for potential recognition or disclosure in the statement of financial condition through the date the statement of financial condition are issued. Other than as disclosed in the footnotes to the statement of financial condition, no events have occurred that need to be recorded or require disclosure.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

March 8, 2013

Santander International Securities, Inc.
45 East 53rd Street
New York, NY 10022

In planning and performing our audit of the financial statements of Santander International Securities, Inc. (formerly known as Banesto Securities, Inc.; the "Company"), as of and for the year ended December 31, 2012 (on which we issued our report dated March 8, 2013 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2012, and this report does not affect our report thereon dated March 8, 2013.

During the year end reporting process, the Company's review of the income tax accounts did not detect a measurement error related to an uncertain tax position. A material audit adjustment was recorded and the Company's previously submitted regulatory filing was amended. The Company is in the process of remediating the material weakness by improving the design and implementation of controls to ensure the tax accounts are properly reconciled and entries are recorded on a timely basis.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that other than the matter noted in the previous paragraph, which represented a material inadequacy during the year ended December 31, 2012, the Company's practices and procedures, as described in the second paragraph of this report were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP